Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statements (Nos. 333-160937, 333-121670 and 333-166959) on Form S-8, (No. 333-165473) on Form S-3ASR, and (No. 333-159801) on Form S-8 POS of Alpha Natural Resources, Inc. of our report dated February 17, 2010, with respect to the combined balance sheets of the Cumberland Resource Group (formerly known as The Combined Entities of The Cumberland Group) as of December 31, 2009 and 2008, and the related combined statements of income, stockholder’s equity and members’ capital and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, which report appears in this Current Report on Form 8-K of Alpha Natural Resources, Inc.

/s/ KPMG LLP

Roanoke, Virginia
March 25, 2011